2135 W. Maple Rd
Troy, MI 48084

June 30, 2009

Attn: David R. Humphrey, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N. E.
Washington, D.C. 20549

Re: ArvinMeritor, Inc.

       File No. 001-15983

       Form 10-K for the fiscal year ended September 30, 2008

       Filed November 21, 2008

Dear Mr. Humphrey:

On behalf of ArvinMeritor, Inc. (the “Company”), we are providing the following responses to the comments contained in the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) to the Company, dated June 17, 2009, relating to the Company’s above-referenced Form 10-K (the “10-K”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. We note that in the comments the Staff, at times, refers to December 31, 2008. We assume based on the comment letter’s reference to our 10-K, these references were intended to be to September 30, 2008 and we have responded accordingly.

Form 10-K for the fiscal year ended September 30, 2008

Item 7-Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 25

1.

Please tell us the reasons why you did not classify LVS (with the exception of the wheels business) as held for sale, at December 31, 2008. For guidance, please refer to paragraphs 30 through 32 of SFAS 144.

The Company evaluated the classification of LVS (with the exception of the wheels business, which the Company intended to retain) at September 30, 2008 considering the requirements of SFAS 144. Paragraph 30 requires that a long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the criteria specified in subparagraphs 30(a) through 30(f) are met. Based on an evaluation of our specific facts and circumstances against the criteria in paragraph 30(a) through 30(f), the following was concluded:

(i)	Criteria specified in subparagraphs 30(a) through 30(c) were met;
(ii)	Criteria specified in subparagraphs 30(d) through 30(f) as discussed below were not met:

(d)

The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.

(e)	The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
(f)	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

At September 30, 2008, there was a significant uncertainty as to whether the plan related to the disposal of LVS would result in a sale transaction. The decision to sell LVS represented a change from the Company’s initial plan for the separation of LVS via a distribution to the shareholders of the Company.

At September 30, 2008, the Company had neither received any offers for the sale of LVS from potential buyers nor determined a price that would be reasonable in relation to LVS’ current fair value. Following September 30, 2008, the initial interest expressed by certain potential buyers indicated that a sale, if any, would be subject to significant uncertainties including whether a sale could be structured under terms and conditions acceptable to management. In addition, the prevailing global economic environment and its impact on the light vehicle industry and the markets in which LVS operates, and the doubts about availability of financing for a sale transaction created significant uncertainty about the completion of a sale transaction.

In the absence of any definitive and binding offer letters for the sale and other factors discussed above, significant changes to the plan could have been made or the plan could have been withdrawn. As paragraph 30 of SFAS 144 requires all criteria specified in subparagraphs 30(a) through 30(f) to be met in order for a long-lived asset (disposal group) to be classified as held for sale, and as the requirements in subparagraphs 30(d) through 30(f) were not met for LVS at September 30, 2008, the Company did not classify LVS as held for sale at that date.

Subsequent events:

Subsequent to September 30, 2008, global production and sales volumes in the light vehicle industry deteriorated significantly. As a result of this and other factors, in January 2009, we determined that we could not sell LVS as a single disposal group on commercial terms acceptable to management. Therefore, we elected to pursue the immediate sale of certain components of LVS via individual sale actions while holding other units until market conditions improved.

2.

We note the disclosure regarding your expectation of incurring a significant loss upon selling LVS (excluding its wheels business). This expectation indicates that an impairment loss should be recorded at December 31, 2008, if not earlier. Even though you disclose that you are unable to estimate a range of loss, SFAS 144 requires measurement of an impairment loss. Please revise your financial statements, or tell us why such a revision is not appropriate.

As noted in response to comment 1 above, LVS did not meet the held for sale criteria specified in SFAS 144 paragraph 30 at September 30, 2008. Therefore, the long-lived asset impairment testing was performed on a held and used model. The result of the held and used model indicated no impairment within any of the LVS asset groups at September 30, 2008. As part of the impairment analysis under the held and used model, the Company utilized probability weighted estimated undiscounted future cash flows to test the recoverability of long-lived assets of the asset groups in LVS in accordance with paragraph 17 of SFAS 144.

The Company estimated undiscounted cash flows by assigning probabilities to various future outcomes in relation to LVS’ asset groups. The following future outcomes were included in the analysis:

(i)	Continued use of long-lived assets in the normal course through the remainder of their estimated useful lives; and
(ii)	A sale of the asset groups by the end of fiscal year 2009 under commercially reasonable terms, either –
a.	collectively as a single disposal group; or
b.	individually as separate businesses.

In addition, the Company received certain preliminary non-binding offers for LVS in October 2008. Although the purchase price included in the preliminary offers was related to the entire LVS disposal group and not the individual asset groups, the Company considered the indicated purchase price along with the utilization of other available information and management’s best estimates and judgments, in developing the probability weighted undiscounted cash flows for the asset impairment analysis.

The preliminary offers received by the Company indicated that the sale of LVS as a single disposal group would result in a loss; however, the preliminary offer letters also indicated that the individual components of LVS had a greater value than the combined LVS business. During the offer process, certain potential buyers expressed an interest in acquiring individual components of LVS rather than entire LVS as a single business indicating the value inherent in underlying businesses of the individual components.

Therefore, management believes that the conclusions described above as they related to the held and used classification and reflected in the consolidated financial statements of the Company were appropriate and in compliance with the appropriate provisions of SFAS 144 and does not believe that revisions to the financial statements are appropriate.

Subsequent events:

Subsequent to September 30, 2008, the Company’s fiscal year-end, global production and sales volumes in the light vehicle industry deteriorated significantly. This decline had a significant impact on the estimated future undiscounted cash flows of LVS. Consequently, certain of the potential buyers adjusted their offers downwards to reflect the decline in production volumes and other market conditions. Due to the above mentioned significant change in circumstances, the Company performed an impairment test in the first quarter fiscal year 2009 for certain LVS asset groups in accordance with SFAS 144 and did record a long-lived asset impairment as disclosed on Form 10-Q at December 31, 2008.

Results of Operations, page 29

3.

We note that your results of operations discussion focuses on reportable segments EBITDA without a discussion of your consolidated operating results under US GAAP. In this regard, you should revise your disclosures to include discussion of your consolidated operating results separate from that of your reportable segments. Additionally, while SFAS 131 allows for disclosure of non-GAAP information, your discussion of US GAAP operating results within MD&A should receive greater prominence than non-GAAP disclosures. See the last sentence of Item 303(a) of Regulation S-K.

         Our Results of Operations section begins with a discussion of total sales and then discusses segment sales and segment EBITDA. Following this discussion, beginning on page 32 of the 10-K (for 2008 and 2007 results) and page 36 of the 10-K (for 2007 and 2006 results), we discuss our consolidated operating results under U.S. GAAP under the heading “Other Income Statement Items”. Under this heading, we discuss the following income statement items under U.S. GAAP on a consolidated results basis: selling, general and administrative expenses; operating income; interest expense, net; income tax benefit; minority interest expense; loss from continuing operations; and loss from discontinued operations. In order to make the discussion of consolidated results of operations more prominent, we would propose that in future annual and quarterly filings, we change the heading from “Other Income Statement Items” to “Total Company Operating Results”, include a discussion on consolidated gross profit (as discussed in comment 4 response), and move this discussion so that it precedes the segment discussion.

4.

Additionally, we note that your discussion does not address your sales or expenses directly. However, we believe your disclosures should be supplemented with, or preferably replaced by, a discussion and analysis of sales and costs on a stand-alone basis (not in the context of income from continuing operations) for each segment and as a whole. Further, such disclosure should include separate quantification and discussion of changes in significant components of costs of revenues. See Instruction #4 to Item 303(a) of Regulation S-K.

As discussed under comment 3 above, our Results of Operations section begins with a discussion of total sales and then discusses segment sales. Following this discussion, beginning on page 32 of the 10-K (for 2008 and 2007 results) and page 36 of the 10-K (for 2007 and 2006 results), we discuss our consolidated operating results under U.S. GAAP under the heading “Other Income Statement Items”. Under this heading, we discuss the following income statement items under U.S. GAAP on a consolidated results basis: selling, general and administrative expenses; operating income; interest expense, net; income tax benefit; minority interest expense; loss from continuing operations; and loss from discontinued operations. We would propose that in future annual and quarterly filings, we include a discussion on consolidated gross profit including factors resulting in significant fluctuations between periods presented in the financial statements.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on our responses, please contact me at 248-435-1722.

Sincerely,

/s/ J.A. Craig

J.A. Craig

Senior Vice President and Chief Financial Officer
ArvinMeritor, Inc.